Exhibit 99.1

Ascentage Pharma Announces Global Registrational Phase III Study of Lisaftoclax for First-line Treatment of Patients with Higher-Risk Myelodysplastic Syndrome Cleared by US FDA and EMA

ROCKVILLE, Md. and SUZHOU, China, August 17, 2025 – Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that it has received clearance by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) to conduct GLORA- 4 study (NCT06641414), a global registrational Phase III study of lisaftoclax (APG-2575), a proprietary Bcl-2 inhibitor, in combination with azacitidine (AZA), for the treatment of patients with newly diagnosed higher-risk myelodysplastic syndrome (HR-MDS).

This marks the second registrational Phase III study of lisaftoclax to receive clearance from both the FDA and EMA. The GLORA-4 study is simultaneously enrolling patients at participating centers in multiple countries, to accelerate the drug’s path to potential market authorization. To date, lisaftoclax is the only Bcl-2 inhibitor being advanced in a registrational Phase III trial in higher-risk MDS globally. This study, if positive, may potentially end the longstanding treatment gap in higher-risk MDS, marking yet another major milestone in the global clinical development of lisaftoclax.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “Globally, we still lack targeted therapies for first-line treatment of patients with higher-risk MDS, which represents a huge unmet clinical need. Currently, hypomethylating agents (HMA) and allogeneic hematopoietic stem cell transplantation (allo-HSCT) remain the primary treatment options for higher-risk MDS. In earlier studies, lisaftoclax has demonstrated promising clinical benefit and tolerability. The clearances of the GLORA-4 study by the U.S. FDA and EMA, coinciding with the approval by the China CDE, pave the way for lisaftoclax to potentially become the first Bcl-2 inhibitor approved globally for first-line treatment of higher-risk MDS and the first targeted therapy approved for this indication since the introduction of HMA, which fundamentally reshapes the treatment landscape.”

The GLORA-4 trial is being conducted simultaneously in China, the U.S., and Europe. This will significantly accelerate the clinical development of lisaftoclax in MDS and accelerate the drug’s path to potential market authorization. Moving forward, we will remain steadfastly committed to our mission of addressing unmet clinical needs in China and around the world, actively advancing our clinical programs for the benefit of more patients.”

GLORA-4 is a multi-region, multi-center, randomized, double-blind Phase III trial designed to evaluate the efficacy and safety of lisaftoclax in combination with AZA compared to placebo plus AZA in newly diagnosed adult patients with higher-risk MDS. The study was originally approved by the China CDE in 2024. Currently, the study is enrolling patients globally, with the first patients already enrolled in China and Europe. Guillermo Garcia-Manero, MD, Chair of the Department of Leukemia, The University of Texas MD Anderson Cancer Center (MDACC), and Prof. Xiaojun Huang, MD, an academician of the Chinese Academy of Engineering, director of the Institute of Hematology at Peking University, and director of the Department of Hematology at Peking University People’s Hospital, are global co-leading principal investigators of the study.

MDS is a myeloid clonal disease originating from hematopoietic stem cells with strongly age-correlated characteristics. Global epidemiological data of MDS show an exponential increase in incidence with age (22/100,000 in the population aged over 65 years), with a median age of diagnosis of 70 years1. More than 75% of patients with MDS present a complex disease profile that includes at least two comorbidities2. The primary risk of MDS is clonal evolution leading to progression to acute myeloid leukemia (AML), with 40-60% of higher-risk patients (high/very high risk, as classified by IPSS-R) progressing to AML within five years3. These patients have a dismal prognosis and a median survival of less than six months4.

As the standard first-line therapy for higher-risk MDS, HMAs offer inadequate responses to treatment, with an overall response rate (ORR) of just 30-40%5, a complete response (CR) rate of 10-17%, and a median duration of response of 9-12 months6, 8. While allo-HSCT can offer a potential cure, it is limited by the median age of patients, complex disease profiles, common depletion of the hematopoietic stem cell reserve, and a transplantation-related mortality (TRM) rate of 25-35%. As a result, only 5-10% of eligible patients can receive transplantation7. The five-year survival rate of patients who are classified by the IPSS-R as high-risk remains at 16-24%8, highlighting an urgent unmet medical need for innovative therapies that can change the treatment paradigm.

Lisaftoclax is a proprietary, novel, orally administered Bcl-2 selective inhibitor being developed by Ascentage Pharma to treat patients with malignancies by selectively blocking the anti-apoptotic protein Bcl-2 and restoring the normal apoptosis process in cancer cells. Lisaftoclax is already approved in China for adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase (BTK) inhibitors.

Previously, the Company released the clinical data of lisaftoclax in combination with AZA in treatment-naïve (TN) MDS during the 2024 American Society of Hematology (ASH) Annual Meeting and the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting. These data showed an ORR of 75%, much higher than HMAs alone, which demonstrated the clinical benefit of the combination regimen. The combination also showed a favorable safety profile, with a low incidence of severe hematologic toxicities and neutropenia-related infections. In addition, the proportion of patients requiring dose adjustments was low and there were no treatment-related mortalities within 60 days9, 10.

Professor Huang commented, “Despite the significant advancement in the treatment of hematologic malignancies, higher-risk MDS remains a major clinical challenge because of a range of factors. First, the current standard of care treatment with HMAs only offers limited efficacy, with just about one-third of patients achieving a response to treatment. Second, no breakthrough therapies have emerged globally in the two decades since the introduction of HMAs. As a result, there is an unmet clinical need for targeted therapies for higher-risk MDS. The compelling response rate and manageable safety profile observed in earlier studies of lisaftoclax are very encouraging. We hope this global Phase III study has the potential to provide new insights that could benefit how we treat and manage higher-risk MDS.”

Dr. Garcia-Manero commented, “Higher-risk MDS is more prevalent in older populations and thus presents unique clinical challenges. These patients often have multiple comorbidities and depleted hematopoietic reserves, making them less tolerant of treatment with particularly high requirement for safety. Preliminary clinical data of lisaftoclax demonstrated notable clinical benefit, with low rates of treatment-related dose adjustments and mortalities while maintaining significant response rates. We hope these characteristics of lisaftoclax will make it a potentially superior treatment option for patients.”

References:

1.	Ma X, et al. Epidemiology of myelodysplastic syndromes. Am J Hematol. 2022;97(3):354-362. doi:10.1002/ajh.26442

2.	Sekeres MA, et al. Comorbidities predict inferior survival in myelodysplastic syndromes. Br J Haematol. 2020;191(4):606-613. doi:10.1111/bjh.16987

3.	Zeidan AM, et al. Risk of acute myeloid leukemia transformation in higher-risk MDS. Blood Cancer J. 2021;11(2):32. doi:10.1038/s41408-021-00426-2

4.	Lindsley RC, et al. *Prognostic mutations in myelodysplastic syndromes after progression to AML. J Clin Oncol. 2017;35(15):1591-1597. doi:10.1200/JCO.2016.71.6715

5.	Fenaux P, et al. Azacitidine prolongs survival in higher-risk MDS. Lancet Oncol. 2009;10(3):223-232. doi:10.1016/S1470-2045(09)70003-8

6.	Silverman LR, et al. Randomized phase III study of azacitidine vs conventional care in higher-risk MDS. J Clin Oncol. 2011;29(18_suppl):6501. doi:10.1200/jco.2011.29.15_suppl.6501

7.	Deeg HJ, et al. Allogeneic stem cell transplantation for MDS: outcomes in >60 years. Biol Blood Marrow Transplant. 2018;24(2):341-346. doi:10.1016/j.bbmt.2017.10.035

8.	Fenaux P, Mufti GJ, Hellstrom-Lindberg E, et al. International Vidaza High-Risk MDS Survival Study Group. Efficacy of azacitidine compared with that of conventional care regimens in the treatment of higher-risk myelodysplastic syndromes: a randomised, open-label, phase III study. Lancet Oncol. 2009 Mar;10(3):223-32. doi: 10.1016/S1470-2045(09)70003-8.

9.	Lisaftoclax (APG-2575), a Novel BCL-2 Inhibitor, in Combination with Azacitidine in Treatment of Patients with Myelodysplastic Syndrome (MDS). ASH 2024；

10.	Phase 1b/2 Study of Lisaftoclax (APG-2575) Combined with Azacitidine (AZA) in Patients with Treatment-naïve（TN）or Prior Venetoclax（VEN）-exposed Myeloid Malignancies. ASCO 2025

About Ascentage Pharma

Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST.

The second lead asset, lisaftoclax, is the first China-approved third-generation Bcl-2 inhibitor indicated for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting 4 global registrational Phase III trials: the GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL who were previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed elderly and unfit patients with AML; and the GLORA-4 study in patients with newly diagnosed higher-risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Jon Yu

ICR Healthcare

AscentagePR@icrhealthcare.com

+1 (646) 677-1855